Star Peak Corp II

1603 Orrington Avenue, 13th Floor

Evanston, Illinois 60201

June 21, 2021

VIA EDGAR

Attention:	Joseph Klinko
Jenifer Gallagher
Karina Dorin
Laura Nicholson

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	Star Peak Corp II Registration Statement on Form S-4 Filed May 14, 2021 File No. 333-256161

Ladies and Gentlemen:

This letter sets forth the response of Star Peak Corp II (the “Company” or “STPC”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated June 11, 2021, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-4 filed May 14, 2021

Forward-looking Statements; Market, Ranking and Other Industry Data, page 21

1.	Staff’s Comment:

Please amend your filing to provide sources for the industry data cited therein. For example, please provide source information for your statement that 67% of consumers are open to changing their eating habits that harm the environment, 39% of Americans are actively trying to incorporate more plant-based foods into their diets, and more than 50% of Americans are willing to reduce their meat intake, and your statement that Benson Hill's addressable market is estimated at more than $140 billion in the plant-based meat segment by 2029 and $5 trillion in the broader agri-food industry.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 95, 97, 99, 100, 101, 102 and 162 of the Revised Registration Statement.

Risk Factors, page 27

2.	Staff’s Comment:

Please clarify the meaning of non-transgenic gene-edited agricultural products.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 31 of the Revised Registration Statement.

3.	Staff’s Comment:

Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 44 of the Revised Registration Statement.

The extent to which the COVID-19 pandemic and resulting deterioration of worldwide economic conditions adversely impact our business, page 33

4.	Staff’s Comment:

Please revise this risk factor and your disclosure under Management's Discussion and Analysis of Financial Condition and Results of Operations to discuss any material impact COVID-19 has had on Benson Hill's results of operations and financial condition or advise.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 36, 114 and 115 of the Revised Registration Statement.

The future exercise of registration rights may adversely affect the market price of New Benson Hill Common Stock, page 50

5.	Staff’s Comment:

Please disclose the number of shares that will be subject to registration rights under the Investor Rights Agreement.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 54 of the Revised Registration Statement.

There is no guarantee that a STPC public stockholder’s decision whether to redeem their shares for a pro rata portion..., page 58

6.	Staff’s Comment:

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xii and 61 of the Revised Registration Statement.

7.	Staff’s Comment:

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, and convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xii and 61 of the Revised Registration Statement.

8.	Staff’s Comment:

Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 61 of the Revised Registration Statement.

9.	Staff’s Comment:

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page xii of the Revised Registration Statement.

10.	Staff’s Comment:

We note that Goldman Sachs and Credit Suisse performed additional services after the initial public offering and part of the initial public offering underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Goldman Sachs and Credit Suisse that are contingent on completion of the business combination.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page v of the Revised Registration Statement.

Unaudited Pro Forma Combined Financial Information, page 60

11.	Staff’s Comment:

We note that you present two pro forma scenarios, depicting a range of possibilities between no redemption and redemption of 40,250,000 Class A shares in exchange for $402.5 million, which you describe as the maximum redemption scenario. Tell us the extent to which you have received indications from shareholders regarding their intentions to redeem or retain their shares that would make any scenario within this range more likely to occur; and if you have formulated an expectation based on such indications or other information, describe that process and your consideration to providing an additional corresponding pro forma scenario.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has received no indications from stockholders regarding their intentions to redeem or retain their shares of Class A Common Stock upon consummation of the merger. The Company expects the then current trading prices of the Class A Common Stock to be the primary factor in determining the amount of redemptions. However, the Company is unable to predict such trading prices at this time and, therefore, has not formulated an expectation as to the most likely number of shares of Class A Common Stock that will be redeemed upon consummation of the merger. Thus the Company has concluded that presenting pro forma scenarios reflecting the minimum and maximum number of shares that may be redeemed in connection with the merger is appropriate.

12.	Staff’s Comment:

Please modify your pro forma presentation such that it is apparent that certain transaction adjustments listed under the column heading, No Redemption Scenario are also applicable to the Maximum Redemption Scenario. In this regard, we note Transaction Adjustments (c) through (h) are listed under the title, No Redemption Scenario Transaction Adjustments on page 65; however, all but Transaction adjustment (g) are applicable to Maximum Redemption Scenario as well.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 67, 68, 69, 70 and 71 of the Revised Registration Statement.

13.	Staff’s Comment:

We note in Transaction Adjustment (g) you reclassify the STPC Warrants, valued at $14.2 million to Additional paid in capital. Please disclose why you have reclassified this liability amount to equity and what the remaining warrant liability in the amount of $12.3 represents.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company continues to evaluate the accounting treatment of the STPC Warrants and based on our current analysis, it is anticipated that all STPC warrants will continue to be accounted for as liabilities subsequent to the Business Combination. The Company has revised the disclosure on page 70 of the Revised Registration Statement.

14.	Staff’s Comment:

We note in connection with the merger you will enter into an earn out arrangement under which shares will be placed in escrow and may be released to certain pre-closing Benson Hill equity holders and the Sponsor upon achieving certain market share price milestones within a three year period. In addition, we note earn out awards with a value equivalent to 2,037,320 shares of New Benson Hill common stock will be granted under a new incentive plan to certain holders of Benson Hill options. Please expand your pro forma financial information to explain your planned accounting treatment for these arrangements.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 64 of the Revised Registration Statement.

Information About Benson Hill, page 88

15.	Staff’s Comment:

Please discuss in greater detail your investment in the Vero Beach, Florida facility scheduled to be completed by the end of 2021, including whether you have entered into any agreement related to such investment.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 104 and 126 of the Revised Registration Statement.

Intellectual Property, page 97

16.	Staff’s Comment:

Please disclose when your patents expire. Refer to Item 101(c)(1)(iii)(B) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 104 of the Revised Registration Statement.

Regulation of Plant Biotechnology Products, page 99

17.	Staff’s Comment:

Please revise to clarify whether your plant biotechnology products are exempt from regulation under the Plant Protection Act.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 105 of the Revised Registration Statement.

Our Compensation Program, page 100

18.	Staff’s Comment:

Please revise to disclose the specific financial and operating performance metrics used to determine the performance-based compensation and payouts under Benson Hill's Annual Incentive Plan during its most recently completed fiscal year. Refer to Item 402(b) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 107 of the Revised Registration Statement.

Results of Operations by Segment

Segment Profit, page 111

19.	Staff’s Comment:

Please revise your reconciliation of Adjusted EBITDA to begin with the GAAP measure, rather than the non-GAAP measure. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 121, 122 and 123 of the Revised Registration Statement.

Security Ownership of Certain Beneficial Owners and Management of New Benson Hill, page 121

20.	Staff’s Comment:

Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by GV, iSelect Fund Management, LLC, Argonautic Ventures Master SPC, Prelude Fun, LP, S2G Ventures and Mercury. Refer to Item 403 of Regulation S-K and Rule 13d-3 of the Securities Exchange Act of 1934.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 134, 135, 136 and 137 of the Revised Registration Statement.

The Merger

Unaudited Prospective Financial Information of Benson Hill, page 134

21.	Staff’s Comment:

Please clarify the extent to which the projected items represent the most probable specific amount for each financial item projected, and reconcile your statement indicating you do not intend to provide any update or revision to the prospective information, with Item 10(b)(3)(iii) of Regulation S-K, as it may pertain to circumstances under which you would know or have reason to know that your previously disclosed projections no longer have a reasonable basis.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 147 and 148 of the Revised Registration Statement to clarify that, when prepared, the unaudited prospective financial information reflected Benson Hill senior management’s expected course of action and the expected financial performance of Benson Hill with respect to each item contained in such financial information. The Company acknowledges its responsibilities under Item 10(b)(3)(iii) of Regulation S-K and respectfully advises the Staff that its statement indicating that it does not intend to update or revise the unaudited prospective financial information expressly excludes any updates or revisions required by applicable federal securities laws.

22.	Staff’s Comment:

Please revise your disclosure to qualitatively and quantitatively discuss all material assumptions underlying the projections, including your growth assumptions. For example, please quantify the assumptions underlying your revenue growth, including revenue growth by segment and acreage, as well as your expenses, if material. In addition, please address whether the projections assume the business combination is completed.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 149 of the Revised Registration Statement.

23.	Staff’s Comment:

We also note your disclosure that the prospective operational and financial information reflects assumptions as to certain business decisions that are subject to change. If material, please identify such business decisions and quantify the effects associated with such decisions.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 149 of the Revised Registration Statement.

Certain Financial Analysis, page 135

24.	Staff’s Comment:

We note your disclosure that Barclays sent, via email to STPC, their initial list of public comparable companies to Benson Hill. Please disclose in more specific detail the methodology and criteria used to select the companies in the comparable public companies analysis and disclose the underlying data reflected in the tabular disclosure. If any companies that fit the criteria were excluded, please discuss the reason such companies were excluded. In addition, please revise to clarify who prepared the comparable company analysis.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 149, 150, 151 and 156 of the Revised Registration Statement. The Company advises the Staff that the comparable company analysis that was used and disclosed in the Registration Statement was prepared by Goldman Sachs and Credit Suisse, and, for this reason, it has removed the reference to the analysis being prepared by Barclays on page 157.

Background of the Merger, page 139

25.	Staff’s Comment:

We note your disclosure that during its search process, STPC initiated contact with more than 159 potential targets and met with approximately 40 management teams of such potential targets, 77 investors and shareholders of potential targets and approximately 13 investment banks or advisors. Please revise your disclosure to provide additional detail regarding the search process, including whether STPC entered into any substantive discussions or sought indications of interest from any potential target other than Benson Hill, or entered into a nondisclosure agreement with any other potential target, and the timing and progress of such discussions. In addition, disclose why STPC determined not to pursue a transaction with any such other potential targets.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 155 of the Revised Registration Statement.

26.	Staff’s Comment:

Please substantially revise your disclosure throughout this section to provide details regarding the specific issues discussed between each party identified and the key negotiated terms of the proposed business combination with Benson Hill. For example, please discuss what prompted discussions between STPC and Sanjeev Krishnam of s2g Ventures, Eric O'Brien of Fall Line, David Krane of GV and Mark Cupta of Prelude Ventures, and their role in the negotiations. Please also clarify how the parties determined the type and amount of consideration and related terms, including the initial terms included in the initial preliminary term sheet sent to Benson Hill on February 22, 202 and the reasons for any revisions in the executed term sheet on February 24, 2021 and in the amended and restated preliminary term sheet executed on March 19, 2021 and April 23, 2021.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 155, 156, 157 and 158 of the Revised Registration Statement.

27.	Staff’s Comment:

Please discuss any material executive summary that was provided by third party advisors and discussed between March 23, 2021 and March 24, 2021 by the STPC board members and management.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 158 of the Revised Registration Statement to remove the references to the third party diligence reports and executive summaries thereof.

28.	Staff’s Comment:

Please elaborate on the role of Goldman Sachs and Credit Suisse Securities. In that regard, we note your disclosure that between February 18, 2021 and February 22, 2021, STPC had various calls with its board members, advisors (Goldman Sachs and Credit Suisse) and consultants to discuss the letter of intent, Benson Hill’s business, the public comparable companies provided by Barclays and valuation.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 156, 157 and 158 of the Revised Registration Statement.

29.	Staff’s Comment:

We note that your amended and restated certificate of incorporation waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the waiver of the corporate opportunities doctrine in the Company’s amended and restated certificate of incorporation did not have a material impact on the search for an acquisition target. All potential targets that were reasonably believed to be within the Company’s target business and met the Company’s investment criteria were presented to the Company for its consideration.

30.	Staff’s Comment:

Please disclose who selected potential PIPE investors, and disclose any relationships between the PIPE investors and STPC, the sponsor, the target and its affiliates, and the placement agents. In addition, disclose how the terms of the PIPE transaction was determined.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 158 of the Revised Registration Statement.

Recommendation of the STPC Board of Directors and Reasons for the Merger, page 146

31.	Staff’s Comment:

You disclose that in evaluating and recommending the merger, the STPC board considered that the STPC stockholders would have a substantial economic interest in the combined company. Please revise to quantify such interest.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 164 of the Revised Registration Statement.

32.	Staff’s Comment:

We note your references in this section to Benson’s Hill’s strong growth prospects, highly attractive growth profile, recent growth in certain key financial metrics (including certain operational metrics), and that the board noted that Benson Hill was well-positioned in its industry for strong future growth. If material to the STPC board’s reasons for the merger, provide more detail regarding these items considered by the board.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 150, 162 and 163 of the Revised Registration Statement.

33.	Staff’s Comment:

Disclose whether and how the STPC board considered the amount and form of merger consideration in recommending the transaction. If the board did not take this factor into account in recommending the transaction, disclose its rationale.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 163 of the Revised Registration Statement.

Interests of STPC Directors and Executive Officers in the Merger, page 149

34.	Staff’s Comment:

We note your disclosure on page 85 that your sponsor or an affiliate of your sponsor, or certain of your officers and directors may, but are not obligated to, make working capital loans to you, and if you complete a business combination, you would repay the working capital loans out of the proceeds of the trust account released to you. Please disclose the amount of any such loans outstanding.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that no working capital loans are outstanding as of the date hereof and that it has revised the disclosure on page 90 of the Revised Registration Statement.

35.	Staff’s Comment:

Please revise to clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders of STPC experience a negative rate of return on the post-business combination entity.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 165 of the Revised Registration Statement.

Satisfaction of 80% Test, page 149

36.	Staff’s Comment:

We note your disclosure on page 40 that the fair market value of Benson Hill has been determined by STPC’s board of directors based upon standards generally accepted by the financial community, such as potential sales and the price for which comparable businesses or assets have been valued. Please revise to clarify how the STPC board of directors determined the fair market value of Benson Hill.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 43 and 44 of the Revised Registration Statement.

Other Agreements

Support Agreements, page 170

37.	Staff’s Comment:

We note your disclosure that concurrent with the execution of the merger agreement, certain holders representing approximately 67% of the outstanding shares of Existing Benson Hill Common Stock and Benson Hill Preferred Stock (determined on an as- converted basis) entered into support agreements with STPC. Please confirm, if true, that the support agreements were entered into only by executive officers, directors, affiliates, founders and holders of 5% or more of Benson Hill's voting equity securities, and that Benson Hill is soliciting consents from shareholders who have not signed the agreement and would be ineligible to purchase in a private offering. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 239.13. In addition, revise to disclose the percentage of the outstanding shares entitled to vote that are held by directors and executive officers of Benson Hill. Refer to Item 3(h) of Form S-4.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the support agreements were entered into only by executive officers, directors, affiliates, founders and holders of 5% or more of Benson Hill’s voting equity securities and that Benson Hill is soliciting consents from shareholders who have not signed the agreement and would be ineligible to purchase in a private offering. The Company has revised the disclosure on pages xviii, 8 and 186 of the Revised Registration Statement.

Material U.S. Federal Income Tax Consequences, page 186

38.	Staff’s Comment:

Please amend the disclosure throughout your filing, including this section and your Questions and Answers section, to describe the material federal income tax consequences of the merger and related transactions, and not just the federal income tax consequences of redemptions. See Item 4(a)(6) of Form S-4. If the merger and related transactions are not taxable to shareholders, please file a tax opinion with your registration statement. Refer to Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

RESPONSE:

Item 601(b)(8) of Regulation S-K requires opinions on tax matters for filings on a Form S-4 only where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Section III.A.2 of Staff Legal Bulletin No 19 further provides that a tax consequence is “material” if there is a substantial likelihood that a reasonable investor would consider the information to be important in making investment decisions. Examples include (1) mergers or exchanges where the registrant represents that the transaction is tax-free and (2) transactions offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision. On the other hand, where a registrant represents that an exchange offer or merger is a taxable transaction, no opinion of counsel or accountant is required.

Based upon Staff Legal Bulletin No. 19, we do not believe that an opinion of counsel is required as the tax consequences in the present offering are not material because (1) we have represented that the exercise of redemption rights by holders of Class A Common Stock is a fully taxable transaction and (2) no representation is being made to any other holders of Class A Common Stock that do not exercise their redemption rights, because they will retain their Class A Common Stock (their Class A Common Stock is not being exchanged in the merger and related transactions).

Comparison of Stockholders' Rights, page 206

39.	Staff’s Comment:

We note your disclosure on page 57 and in Article XI of New Benson Hill’s second amended and restated certificate of incorporation that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act. However, such disclosure is not consistent with your disclosure here and on page 213. Please revise.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 221, 222 and 229 of the Revised Registration Statement.

Financial Statements, page F-1

40.	Staff’s Comment:

Please update the historical and pro forma financial statements included in your registration statement in accordance with Rule 3-12 and Article 11 of Regulation S-X.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Revised Registration Statement to include historical and pro forma financial statements in accordance with Rule 3-12 and Article 11 of Regulation S-X.

Exhibits

41.	Staff’s Comment:

Please tell us what consideration you have given to filing the Loyalty Agreement with Messrs. Crisp and Wilkins and the offer letter with Mr. Wilkins as exhibits to your registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K. In addition, we note your disclosure on page 129 that you expect to finalize employment agreements with New Benson Hill's Chief Executive Officer, Chief Financial Officer and Chief Technical Officer prior to, and effective upon, the closing of the merger. Please file such agreements as exhibits to your filing.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the loyalty agreements with Messrs. Crisp and Wilkins are on a form of agreement which all employees and officers of Benson Hill executed in 2021 and all new hires going forward will execute. The one-year salary continuation upon separation if, in Benson Hill’s sole discretion, Benson Hill elects to enforce a one-year post-employment non-compete is a standard provision included in the loyalty agreements available to employees and officers of Benson Hill generally. In accordance with Item 601(b)(10)(iii)(C)(4), the Company has not filed the loyalty agreements.

On June 14, 2021, Mr. Wilkins voluntarily separated from his position as Chief Operating Officer at Benson Hill and the offer letter with Mr. Wilkins was terminated in connection with such separation. The Company has revised the disclosure on pages 107 and 108 of the Revised Registration Statement.

In addition, the Company advises the Staff that no employment agreements with New Benson Hill’s Chief Executive Officer, Chief Financial Officer or Chief Technical Officer have been finalized. To the extent such agreements are entered into prior to closing, they will be filed as exhibits to the Registration Statement.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matthew R. Pacey, P.C. of Kirkland & Ellis LLP at (713) 836-3786 or Bryan D. Flannery of Kirkland & Ellis LLP at (713) 836-3573 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

STAR PEAK CORP II

By:	/s/ Eric Scheyer
Name: Eric Scheyer
Title: Chief Executive Officer

Enclosures

cc:	Matthew R. Pacey (Kirkland & Ellis LLP)
Bryan D. Flannery (Kirkland & Ellis LLP)